Exhibit 5.5
Your ref

Parker Drilling Company	Direct: 1 345 814 5365
1401 Enclave Parkway, Suite 600
Houston, Texas 77077	E-mail:
mark.rawlins@maplesandcalder.com
16 September 2005
Dear Sirs,
Parker Drilling Offshore International, Inc.
We have acted as special counsel as to Cayman Islands law to Parker Drilling Offshore International, Inc. (the “Cayman Islands Guarantor”) relating to an offer to exchange an aggregate principal amount of up to US$50,000,000 of 9⅝% Senior Notes due 2013 (the “Exchange Notes”) of Parker Drilling Company (the “Company”) which are to be registered under the Securities Act of 1933, as amended, for an equal principal amount of the Company’s outstanding 9⅝% Senior Notes due 2013 (the “Original Notes”).
The Original Notes were, and the Exchange Notes will be, issued under an Indenture, dated as of October 10, 2003 (the “Indenture”), between the Company, the subsidiary guarantors named therein (including the Cayman Islands Guarantor) and JPMorgan Chase Bank, as Trustee. The Exchange Notes will be unconditionally and irrevocably guaranteed (the “Guarantees”) as to payment of principal, premium, if any, and interest by each of the Guarantors pursuant to the Indenture.
DOCUMENTS REVIEWED
We have reviewed originals, copies, drafts or conformed copies of the following documents:
1.1	the Certificate of Incorporation on Change of Name of the Company dated 5 March 1999 and the Memorandum and Articles of Association of the Company as registered on 20 February 1991;

1.2	the written resolutions dated 10 October 2003 and 14 April 2005 and the corporate records of the Company maintained at its registered office in the Cayman Islands and provided to the undersigned;

1.3	a Certificate of Good Standing issued by the Registrar of Companies dated 22 August 2005 (the “Certificate of Good Standing”);

1.4	a certificate from a Director of the Company a copy of which is annexed hereto (the “Director’s Certificate”);

1.5	the Indenture and the Guarantee contained therein at Section 11 of the Indenture by the Cayman Islands Guarantor.

2	ASSUMPTIONS
The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands that are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:
2.1	the Indenture and the Guarantee therein contained by the Cayman Islands Guarantor (together, the “Transaction Documents”) have been or will be authorised and duly executed and delivered by or on behalf of all relevant parties (other than the Cayman Islands Guarantor as a matter of Cayman Islands law) in accordance with all relevant laws (other than the laws of the Cayman Islands);

2.2	the Transaction Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under New York law and all other relevant laws (other than the laws of the Cayman Islands);

2.3	copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals;

2.4	all signatures, initials and seals are genuine;

2.5	the power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Cayman Islands Guarantor, the laws of the Cayman Islands) to enter into, execute, deliver and perform their respective obligations under the Transaction Documents;

2.6	there is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of New York.

3	OPINIONS
Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:
3.1	The Cayman Islands Guarantor has been duly incorporated and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	The execution, delivery and performance of the Transaction Documents has been authorised by and on behalf of the Cayman Islands Guarantor and, assuming the Transaction Documents have been executed and delivered by a Director of the Cayman Islands Guarantor, the Transaction Documents have been duly executed and delivered on behalf of the Cayman Islands Guarantor.

4	QUALIFICATIONS
The opinions expressed above are subject to the following qualifications:
4.1	Cayman Islands stamp duty may be payable if the original Transaction Documents are brought to or executed in the Cayman Islands.

4.2	To maintain the Cayman Islands Guarantor in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

4.3	The obligations of the Cayman Islands Guarantor may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.4	A certificate, determination, calculation or designation of any party to the Transaction Documents as to any matter provided therein might be held by a Cayman Islands court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.5	In principle the courts of the Cayman Islands will award costs and disbursements in litigation in accordance with the relevant contractual provisions but there remains some uncertainty as to the way in which the rules of the Grand Court will be applied in practice. Whilst it is clear that costs incurred prior to judgment can be recovered in accordance with the contract, it is likely that post-judgment costs (to the extent recoverable at all) will be subject to taxation in accordance with Grand Court Rules Order 62.

4.6	We reserve our opinion as to the extent to which the courts of the Cayman Islands would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

4.7	We make no comment with regard to the references to foreign statutes in the Transaction Documents.
We express no view as to the commercial terms of the Transaction Documents or whether such terms represent the intentions of the parties and make no comment with regard to the representations that may be made by the Cayman Islands Guarantor.
We hereby consent to the filing of this opinion as an exhibit to the Amendment No. 1 to the Registration Statement on Form S-4 filed on the date hereof (File No. 333-126669) and to any reference to us under the heading “Validity of the Exchange Notes” in the prospectus forming a part of the Registration Statement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act. Bracewell & Giuliani LLP may rely upon this opinion as though this opinion were addressed to them.
Yours faithfully

/s/ MAPLES and CALDER

MAPLES and CALDER
 By: Mark Rawlins